Exhibit (a)(1)

February 25, 2019

RECOMMENDATION TO REJECT THE UNSOLICITED OFFER

TO SELL YOUR SHARES TO MACKENZIE

If you are considering selling your shares to MacKenzie, please read all the information below

Dear Stockholder:

You will be receiving or may already have received correspondence from MacKenzie[1] relating to an unsolicited tender offer to purchase your shares of Inland Residential Properties Trust, Inc. (Inland Residential) at a price of $11.39 per share. MacKenzie is not affiliated with Inland Residential and we believe its sole reason for the tender is to profit at your expense.

The board of directors of Inland Residential (the Board) unanimously recommends that you REJECT the offer because it is for a considerably lower price than the projected distributions that we anticipate making to stockholders as a result of our plan of liquidation.

To reject the offer, simply ignore it and do not respond.

Why Reject the MacKenzie Offer?

•	The MacKenzie offer of $11.39 per Class A share is approximately 29% less than the most recent $16.06 estimate of net proceeds under our plan of liquidation, which we also used to estimate net asset value (NAV) per Class A share and which Inland Residential’s Board of Directors approved on February 5, 2019. This estimate and an explanation of the factors considered are contained in the Current Report on Form 8-K filed with the SEC on February 5, 2019.
•	MacKenzie determined its offer price on its own and conceded that it did not make an independent appraisal of the shares or Inland Residential’s properties and that it is not qualified to appraise real estate.
•	The stockholder-approved liquidity event is in progress. In January 2019, stockholders received an initial liquidating distribution of $4.53 per share from the sale of The Commons at Town Center, which sold at a price 6.3 percent greater than the original acquisition price.
•	MacKenzie states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares” it buys from you.
•	MacKenzie applied a liquidity discount to the company’s NAV “with the intention of making a profit by holding on to the shares until the REIT is liquidated.”

1The purchasers consist of MPF Blue Ridge Fund II, LLC, MacKenzie Blue Ridge Fund III, LP, MacKenzie Badger Acquisition Co. 4, LLC, MacKenzie Northstar Fund 3, LP; SCM Special Fund 3, LP; and MacKenzie Capital Management, LP (collectively, MacKenzie).

•	If you tender your shares, you will no longer be eligible to receive liquidation distributions, to the extent the portfolio is liquidated, nor will you have any other rights with respect to the shares that you sell.
•	None of Inland Residential’s directors or executive officers intend to sell their shares to MacKenzie.

Liquidity Event is Underway2

On December 18, 2018, stockholders approved a liquidity event providing for the sale of all assets of Inland Residential and the distribution of the net proceeds to stockholders.

All the properties in Inland Residential’s portfolio have been sold or are currently under contract for sale. The first property sold, “Commons at Town Center,” an 85-unit multifamily property located in Vernon Hills, Illinois, was acquired in May 2017 for a purchase price of $23 million and was sold on December 20, 2018 at a sales price of $24.6 million. At the time of the sale, the property was 95.55 percent leased.

A second property, “Verandas at Mitylene,” was acquired in July 2017 for a purchase price of $36.6 million and is currently under contract to be sold for a sales price of $40.5 million, representing a sale price 10.7 percent greater than the original acquisition price. The sale of this property is subject to conditions contained in the agreement, including the lender’s approval of the buyer’s assumption of the mortgage loan secured by this property.

“The Retreat at Market Square,” the third property and last of Inland Residential’s assets, is currently under contract to be sold for approximately $47.0 million, which is a sale price 2.6 percent greater than the original acquisition price of $45.8 million. The sale is expected to close by March 29, 2019, subject to the closing conditions set forth in the Agreement.

Due to the plan of liquidation that is already underway, the Board unanimously concluded that the MacKenzie offer is not in the best interests of stockholders. We recommend you consult your financial, tax and legal advisors and encourage you to carefully read the offer documents sent to you by MacKenzie and our publicly available annual, quarterly and other reports, before making a decision to sell your shares.

The Board acknowledges that each stockholder must evaluate whether to sell his or her shares and that, because, among other things, there is no public trading market for our shares, stockholders might consider accepting the MacKenzie offer based on their individual liquidity needs and financial situation.

2The Board can provide no assurance with respect to the amount or timing of any additional liquidating distributions, despite approval of the plan of liquidation by the stockholders. The Board can provide no assurance that the sales of “Verandas at Mitylene” and “The Retreat at Market Square” will close. In addition, the Board may terminate, amend or modify the plan of liquidation without further action by the stockholders to the extent permitted under then current law.

We encourage you to follow the Board’s recommendation and not sell your shares. If you have already agreed to sell your shares pursuant to the MacKenzie offer, you may withdraw your acceptance by sending a written or facsimile notice of withdrawal to MacKenzie Capital Management, LP at any time prior to the termination of the MacKenzie offer, which is presently scheduled to expire on March 22, 2019.

We thank you for your investment and confidence in our expertise. If you have questions regarding the MacKenzie offer, please contact your financial advisor or our Inland Investor Services team at 800.826.8228.

Sincerely,

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

Mitchell Sabshon

President and Chief Executive Officer

cc: Trustee, Broker Dealer, Financial Advisor

This letter contains “forward-looking statements” made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The statements may be identified by terminology such as “may,” “can,” “would,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek,” “appear,” or “believe.” Such statements reflect the current view of Inland Residential with respect to future events and are subject to certain risks, uncertainties and assumptions related to certain factors including, without limitation, unanticipated difficulties or expenditures relating to the plan of liquidation, uncertainties in Inland Residential’s ability to maintain occupancy levels and lease rates at its remaining real estate properties, uncertainties in Inland Residential’s ability to sell its remaining real estate properties at the times and at the prices it expects, the uncertainties related to general economic conditions, unforeseen events affecting the real estate industry or particular markets, and other factors detailed under Risk Factors in our most recent Form 10-K/A for the year ended December 31, 2017 filed with the Securities Exchange Commission on March 21, 2018 and subsequent Form 10-Qs and Form 8-Ks on file with the Securities and Exchange Commission.

Although Inland Residential believes that the expectations reflected in forward-looking statements are reasonable, it can give no assurance that the expectations will prove to be correct. You should exercise caution when considering forward-looking statements and not place undue reliance on them. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Except as required by federal securities laws, Inland Residential undertakes no obligation to publicly update or revise any written or oral forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this letter. All subsequent written and oral forward-looking statements attributable to Inland Residential or persons acting on its behalf are expressly qualified in their entirety by the applicable cautionary statements.